UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 7, 2006

via U.S. mail and facsimile

Mr. Vincent J. Gallant
Vice President, Corporate
Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta T7X 5A7

      Re:	NACG Holdings Inc.
      	Amendment No. 4 to Form F-1
      	Filed November 3, 2006
      	File No. 333-135943
      	North American Energy Partners, Inc.
      Form 20-F, as amended, for fiscal year ending March 31, 2005
      	Filed November 25, 2005
      Form 20-F, as amended, for fiscal year ending March 31, 2006
      	Filed August 30, 2006
      	File No. 333-111356

Dear Mr. Gallant:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 4 to Form F-1

General
1. We note that you have filed a separate confidential treatment request for certain information contained in exhibit 10.12 to the F-
1.  We will respond to your request in a separate communication.

Principal and Selling Shareholders, page 117
2. Please identify a natural person who has authority to vote, or dispose of, the securities beneficially owned by Paribas North
America, Inc.
Underwriting , page 134

General
3. We note your response to our prior comment 10. Please revise your disclosure to state that one of the conditions to the obligations of the underwriters is that there is no material adverse change in your business.

Exhibit 5.1
4. Please refile the opinion of counsel, as the last page is missing from the exhibit.

Form 20-F/As of North American Energy Partners Inc. for the fiscal years ended March 31, 2005 and 2006

Controls and Procedures, page 61
5. We note your statement that you have identified a number of significant weaknesses in your financial reporting processes and internal controls as defined under Canadian auditing standards. Please state whether under the standards of the Public Company Accounting Oversight Board (United States) you have significant weaknesses. If so, please identify them if they are different from the weaknesses already disclosed.

6. We note your statement that you have added to your finance staff, and in particular that you have in-house GAAP and financial reporting expertise. Please state whether you have in-house U.S. GAAP reporting expertise.
7. We note your response to our prior comment 14. Please provide an evaluation of the changes made to your internal controls over financial reporting that occurred during the last fiscal year, as required by Rule 15d-15(d) of the Securities Exchange Act of 1934.

Closing Comments

      Please cause North American Energy Partners to amend its
Form
20-Fs within 10 business days of the date of this letter, or else tell us when they will be amended. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Sandy Eisen at (202) 551-3864, or in her absence, April Sifford at (202) 551-3684 with any questions on the financial statements or accounting issues. Please contact Donna Levy at (202) 551-3292, or in her absence, me, at (202) 551-3745 with any
other questions.

      Sincerely,



	H. Roger Schwall
	Assistant Director




cc:	Gary Orloff, Esq.
      S. Eisen
      A. Sifford
      D. Levy